UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68186

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.V.B. FINANCIAL GROUP, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 COLUMBUS CIRCLE, 24TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DOUG LISTMAN 215-701-9675 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON, LLP
(Name – *if individual, state last, first, middle name*)

2001 Market St, Suite 700 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Douglas Listman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.V.B. FINANCIAL GROUP, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Sworn to and subscribed before me this 22 day of February 20 21.

Notary Public

Commonwealth of Pennsylvania - Notary Seal
JONNELL CUDDAHY, Notary Public
Philadelphia County
My Commission Expires September 1, 2024
Commission Number 1300623

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements Pursuant to Rule 17a-5 of the SEC and Report of Independent Registered Public Accounting Firm

J.V.B. Financial Group, LLC (a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)

December 31, 2020

GRANT THORNTON LLP
Two Commerce Square
2001 Market St., Suite 700
Philadelphia, PA 19103

D +215.561.4200
F +215.561.1066

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
J.V.B. Financial Group, LLC

Opinion on the financial statements
We have audited the accompanying statement of financial condition of J.V.B. Financial Group, LLC (a Delaware Limited Liability Company) (the "Company") as of December 31, 2020, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements") that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Grant Thornton

Supplemental information

The information contained in Schedules 1 and 2 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules 1 and 2. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Grant Thornton LLP

We have served as the Company's auditor since 2011.

Philadelphia, Pennsylvania
February 26, 2021

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Group Holdings, LP)
Statement of Financial Condition
December 31, 2020
(Dollars in thousands)

Assets	
Cash and cash equivalents	$ 33,974
Receivables from brokers, dealers, and clearing agencies	52,884
Investments in affiliates	8,519
Receivables under resale agreements	5,716,343
Investments - trading	242,961
Other investments, at fair value	14,284
Right-of-use asset	60
Other assets	2,885
Total assets	$ 6,071,910
Liabilities and member's equity	
Other liabilities	$ 42,875
Payables to brokers, dealers, and clearing agencies	156,678
Due to Parent	1,437
Lease obligations - operating leases	69
Securities sold under agreements to repurchase	5,713,212
Trading securities sold, not yet purchased	44,439
Other investments sold, not yet purchased	7,415
Total liabilities	5,966,125
Member's equity	105,785
Total member's equity	105,785
Total liabilities and member's equity	$ 6,071,910

See accompanying notes to the financial statements.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Group Holdings, LP)
Statement of Operations
For the Year Ended December 31, 2020
(Dollars in thousands)

Revenues		
Net trading	$	73,035
Principal transactions and other income		1,638
New issue and advisory		500
Total revenues		75,173
Operating expenses		
Compensation and benefits		35,657
Business development, occupancy, and equipment		1,396
Subscriptions, clearing, and execution		8,249
Professional fees and other operating		3,098
Depreciation		18
Total operating expenses		48,418
Net income	$	26,755

See accompanying notes to the financial statements.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Group Holdings, LP)
Statement of Changes in Member's Equity
For the Year Ended December 31, 2020
(Dollars in thousands)

		Member's equity
Balance at January 1, 2020	$	95,605
Distributions		(16,575)
Net income		26,755
Balance at December 31, 2020	$	105,785

See accompanying notes to the financial statements.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of JVB Financial Group Holdings, LP)
Statement of Cash Flows
For the Year Ended December 31, 2020
(Dollars in thousands)

Operating activities		
Net Income	$	26,755
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation		18
Accretion of income on other investments, at fair value		(124)
Realized loss on other investments, at fair value		327
Realized gain on other investments sold, not yet purchased		(917)
Realized loss on investments in affiliates		433
Unrealized gain on other investments, at fair value		(975)
Unrealized gain on other investments, sold not yet purchased		(146)
Unrealized gain on investments in affiliates		(155)
Changes in operating assets and liabilities:		
Decrease in investments-trading, net		64,891
Decrease in trading securities sold, not yet purchased, net		(33,508)
Decrease in receivables under resale agreements, net		1,783,659
Decrease in securities sold under agreements to repurchase, net		(1,821,231)
Change in receivables from / payables to brokers, dealers, and clearing agencies, net		(41,346)
Change in receivables due from / due to Parent, net		1,992
Decrease in other assets		42,196
Increase in other liabilities		26,362
Net cash provided by operating activities		48,231
Investing activities		
Purchases of other investments, at fair value		(53,619)
Purchases of other investments sold, not yet purchased		(12,520)
Sales of other investments, at fair value		46,656
Sales of other investments sold, not yet purchased		20,998
Purchases of investments in affiliates		(2,664)
Return of principal of investments in affiliates		560
Return of principal of other investments, at fair value		197
Net cash used in investing activities		(392)
Financing activities		
Distributions to Parent		(16,575)
Draws on line of credit		17,500
Repayments of line of credit		(17,500)
Net cash used in financing activities		(16,575)
Net increase in cash and cash equivalents		31,264
Cash and cash equivalents at the beginning of the year		2,710
Cash and cash equivalents at the end of the year	$	33,974

See accompanying notes to the financial statements.

1. COMPANY AND FORMATION

J.V.B. Financial Group, LLC (the "Company") is a wholly-owned limited liability company of J.V.B. Financial Group Holdings, LP (the "Parent").

The Parent is a wholly-owned subsidiary of Cohen and Company, LLC (the "Operating LLC"), which is a voting controlled subsidiary of Cohen & Company Inc. ("COHN").

The Company is a Delaware Limited Liability Company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC).

The Company's customers are predominately institutional investors including brokers and dealers, commercial banks, asset managers, hedge funds, middle-market mortgage originators, and other financial institutions. The Company clears its securities transactions through clearing brokers on a fully disclosed basis. The Company is considered self-clearing for its matched book repo business. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(2)(ii) of that rule.

2. BASIS OF PRESENTATION

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("U.S. GAAP").

The Company has evaluated subsequent events through the date and the time the financial statements were available to be issued.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

B. Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments that have original maturities of three months or less. The Company maintains deposits in excess of federally insured limits and maintains funds in short term investment accounts that are not covered by federal insurance. However, management believes that the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these cash and cash equivalents are held. To date, the Company has not experienced any losses on cash and cash equivalents.

C. Receivables from and Payables to Brokers, Dealers, and Clearing Agencies

The Company clears all securities transactions, other than collateralized securities transactions, with Pershing, LLC ("Pershing").

See note 8 for discussion of the Company's collateralized securities transactions and how they are cleared.

Receivables from brokers, dealers and clearing agencies consist of the following: deposits with the Company's clearing brokers, to support the Company's securities trading activities and cash received by the Company upon execution of short trades that is restricted from withdrawal by the clearing agent. The receivables are short term in nature.

Payables to brokers, dealers and clearing agencies consist of the margin payable with the Company's clearing broker and net settlement payable for securities sold and trades made with various counterparties that had not settled as of December 31, 2020. These payables are short term in nature. See note 4.

D. Financial Instruments

The Company accounts for its investment securities at fair value under various accounting literature including FASB Accounting Standards Codification ("ASC") 940-320 which requires investments in securities to be accounted for at fair value initially and subsequent to acquisition. ASC 940-320 requires unrealized and realized gains to be included as a component of the statement of operations. When the Company acquires a non-security investment, like whole loans, the Company will generally elect to account for

it under the fair value option (ASC 825).

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities, the Company determines fair value according to the fair value measurement provisions included in FASB ASC 820, Fair Value Measurements and Disclosures ("FASB ASC 820"). FASB ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ("level 1, 2 and 3").

In general, when the Company acquires a security or other financial asset accounted for at fair value, it will include these as a component of investments trading or trading securities sold, not yet purchased. However, when the Company acquires an investment for the purpose of earning a return rather than to support the Company's trading or matched book repo operations, the Company classifies that investment as other investments, at fair value.

The determination of fair value is based on either quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services, or, when independent broker quotations or market price quotations from third party pricing services are unavailable, valuation models prepared by the Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Investments-trading

Unrealized and realized gains and losses on securities classified as investments-trading are recorded in net trading in the statement of operations. See note 5.

Trading Securities Sold, Not Yet Purchased

Trading securities sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the statement of financial condition. Unrealized and realized gains and losses on trading securities sold, not yet purchased are recorded in net trading in the statement of operations. See note 5.

Other Investments, at fair value

Unrealized and realized gains and losses on securities classified as other investments, at fair value are recorded as a component of principal transactions and other income in the statement of operations. See note 5.

Other Investments Sold, Not Yet Purchased

Other investments sold, not yet purchased represent obligations of the Company to deliver the specified security at the contracted price, thereby creating a liability to purchase the security in the market at prevailing prices. These investments differ from investments classified as trading securities sold, not yet purchased as they are acquired for purposes of earning a return rather than to support the Company's trading or matched book operations. Generally, these instruments serve as a hedge to the Company's other investments at fair value. However, they may be entered into as a speculative investments as well. The Company is obligated to acquire the securities sold short at prevailing market prices, which may exceed the amount reflected on the statement of financial condition. Unrealized and realized gains and losses on trading securities sold, not yet purchased are recorded in net trading in the statement of operations. See note 5.

E. Derivative Financial Instruments

FASB ASC 815, Derivatives and Hedging ("FASB ASC 815"), provides for optional hedge accounting. When a derivative is deemed to be a hedge and certain documentation and effectiveness testing requirements are met, reporting entities are allowed to record all or a portion of the change in the fair value of a designated hedge as an adjustment to OCI rather than as a gain or loss in the statements of operations. To date, the Company has not designated any derivatives as hedges under the provisions included in FASB ASC 815.

All of the derivatives that the Company enters into contain master netting arrangements. If certain requirements are met, the offsetting provisions included in FASB ASC 210, *Balance Sheet* ("FASB ASC 210"), allow (but do not require) the reporting entity to net the asset and liability on the statement of financial conditions. It is the Company's policy to present the assets and liabilities on a net basis if the conditions of FASB ASC 210 are met. However, in general the Company does not enter into offsetting derivatives with the same counterparties. Therefore, no derivatives are presented on a net basis.

Derivative financial instruments are recorded at fair value. If the derivative was entered into as part of its trading operations, it will be included as a component of investments-trading or trading securities sold, not yet purchased. If it is entered into as a hedge for another financial instrument included in other investments, at fair value or other investments sold, not yet purchased then the derivative will be included as a component of other investments, at fair value or other investments sold, not yet purchased.

The Company may, from time to time, enter into derivatives to manage its risk exposures (i) arising from fluctuations in foreign currency rates with respect to the Company's investments in foreign currency denominated investments; (ii) arising from the Company's investments in interest sensitive investments; and (iii) arising from the Company's facilitation of mortgage-backed trading. Derivatives entered into by the Company, from time to time, may include (i) foreign currency forward contracts; (ii) purchase and sale agreements of to-be-announced securities ("TBAs") and other forward agency mortgage backed security ("MBS") contracts; and (iii) other extended settlement trades.

TBAs are forward contracts to purchase or sell mortgage-backed securities whose collateral remain "to be announced" until just prior to the trade settlement. In addition to TBAs, the Company sometimes enters into forward purchases or sales of agency mortgage-backed securities where the underlying collateral has been identified. These transactions are referred to as other forward agency MBS contracts. TBAs and other forward agency MBS contracts are accounted for as derivatives by the Company under FASB ASC 815. The settlement of these transactions is not expected to have a material effect on the Company's financial statements.

In addition to TBAs and other forward agency MBS contracts, the Company may from time to time enter into other securities or loan trades that do not settle within the normal securities settlement period. In those cases, the purchase or sale of the security or loan is not recorded until the settlement date. However, from the trade date until the settlement date, the Company's interest in the security is accounted for as a derivative as either a forward purchase commitment or forward sale commitment. The Company will classify the related derivative either within investments –trading or other investments, at fair value depending on where it intends to classify the investment once the trade settles.

Derivatives involve varying degrees of off-balance sheet risk, whereby changes in the level or volatility of interest rates or market values of the underlying financial instruments may result in changes in the value of a particular financial instrument in excess of its carrying amount. Depending on the Company's investment strategy, realized and unrealized gains and losses are recognized in principal transactions and other income or in net trading in the Company's statement of operations on a trade date basis. See note 7.

F. Variable Interest Entities

FASB ASC 810, Consolidation ("FASB ASC 810") contains the guidance surrounding the definition of variable interest entities ("VIEs"), the definition of variable interests, and the consolidation rules surrounding VIEs. In general, VIEs are entities in which equity investors lack the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The Company has variable interests in VIEs through its investments in various securitization entities as well as its investment in the SPAC Fund, See Note 5.

Once it is determined that the Company holds a variable interest in a VIE, FASB ASC 810 requires that the Company perform a qualitative analysis to determine (i) which entity has the power to direct the matters that most significantly impact the VIE's financial performance; and (ii) if the Company has the obligation to absorb the losses of the VIE that could potentially be significant to the VIE or the right to receive the benefits of the VIE that could potentially be significant to the VIE. The entity that has both of these characteristics is deemed to be the primary beneficiary and required to consolidate the VIE. This assessment must be done on an ongoing basis. See note 5.

G . Collateralized Securities Transactions

The Company may enter into transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements" or "receivables under resale agreements") or sales of securities under agreements to repurchase ("repurchase agreements"). The resulting interest income and expense are included in net trading in the statement of operations. See note 8 and 9.

In the case of reverse repurchase agreements, the Company generally takes possession of securities as collateral. Likewise, in the case of repurchase agreements, the Company is required to provide the counterparty with securities as collateral.

In certain cases a repurchase agreement and a reverse repurchase agreement may be entered into with the same counterparty. If certain requirements are met, the offsetting provisions included in FASB ASC 210, Balance Sheet ("FASB ASC 210"), allow (but do not require) the reporting entity to net the asset and liability on the statement of financial condition. It is the Company's policy to present the assets and liabilities on a gross basis even if the conditions of ASC 210 are met. In general, the Company enters into a master repurchase agreement ("MRA") with each counterparty with which it enters into either repurchase agreements or reverse repurchase agreements. The MRA includes an enforceable netting arrangement. Therefore, if the Company has both an outstanding reverse repurchase agreement and repurchase agreement with the same counterparty, it may have certain repo transactions that qualify for netting under ASC 210. However, the Company will present the balance on a gross basis.

The Company classifies reverse repurchase agreements as a separate line item within the assets section of the Company's statement of financial condition. The Company classifies repurchase agreements as a separate line item within the liabilities section of the Company's statement of financial condition.

In the case of reverse repurchase agreements, if the counterparty is unable or unwilling to fulfill its obligation to repurchase the collateral securities at maturity, the Company can sell the collateral securities to repay the obligation. However, the Company is at risk that it may sell at unfavorable market prices and may sustain significant losses. The Company's policy to control this risk is monitoring the market value of securities pledged or used as collateral on a daily basis and requiring additional collateral in the event the market value of the existing collateral declines.

In the case of repurchase agreements, if the counterparty makes a margin call and the Company is unable or unwilling to meet the margin call, the counterparty can sell the securities to repay the obligation. The Company is at risk that the counterparty may sell the securities at unfavorable market prices and the Company may sustain significant losses. The Company controls this risk by monitoring its liquidity position to ensure it has sufficient cash or liquid securities to meet margin calls.

In general, reverse repurchase agreements and repurchase agreements allow each counterparty to re-pledge or resell the collateral securities to other counterparties.

H . Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)*. The Company adopted the new guidance on January 1, 2018 using the retrospective transition method. The adoption of Topic 606 did not have a material impact Company's financial statements.

Net trading: Net trading includes: (i) all gains, losses, and income and expense (interest and dividend) from securities classified as investments-trading and trading securities sold, not yet purchased; (ii) interest income and expense from collateralized securities transactions; and (iii) commissions and riskless trading profits. Riskless trades are transacted through the Company's proprietary account with a customer order in hand, resulting in little or no market risk to the Company. Transactions that settle in the regular way are recognized on a trade date basis. Extended settlement transactions are recognized on a settlement date basis. The investments classified as trading are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services or, when independent broker quotations or market price quotations from third party pricing services are unavailable, valuation models prepared by the Company's management. The models include estimates, and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Net trading is reduced by interest expense which is directly incurred to purchase income generating assets related to trading activities such as margin interest. Such interest expense is recorded on an accrual basis. See note 9.

New issue and advisory: New issue and advisory revenue includes: (i) origination fees for financial instruments originated by the Company; (ii) revenue from advisory services; and (iii) new issue revenue associated with arranging the issuance of and placing newly created financial instruments. New issue and advisory revenue is recognized when all services have been provided and payment is earned.

Principal transactions and other income: Principal transactions and other income include all gains, losses, and income (interest and dividend) from financial instruments classified as other investments, at fair value, other investments sold, not yet purchased, and from investments in affiliates in the statement of financial condition.

The investments classified as other investments, at fair value and other investments sold, not yet purchased are carried at fair value. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services, or, when independent broker quotations or market price quotations from third party pricing services are unavailable, valuation models prepared by the Company's management. These models include estimates, and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Other income / (loss) includes interest earned on cash and cash equivalents, and other miscellaneous income. See note 9.

I. Leases

Effective January 1, 2019, the Company adopted the provisions of ASU 2016-02 *Leases*. The Company is a tenant pursuant to several commercial office leases. All of the Company's leases are currently treated as operating leases. See note 17.

J. Recent Accounting Developments

In January 2020, the FASB issued ASU 2020-01, *Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815)—Clarifying the Interactions between Topic 321, Topic 323, and Topic 815*. This ASU clarifies certain accounting certain topics impacted by Topic 321 Investments-Equity Securities. These topics include measuring equity securities using the measurement alternative, how the measurement alternative should be applied to equity method accounting, and certain forward contracts and purchased options which would be accounted for under the equity method of accounting upon settlement or exercise. This ASU is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Adoption of this ASU should not have a material impact on the Company's financial statements.

In August 2020, the FASB issued ASU 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity's Own Equity.* This ASU simplifies accounting for convertible instruments by removing major separation models currently required. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception. The ASU also simplifies the diluted earnings per share (EPS) calculation in certain areas. This ASU is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Adoption of this ASU should not have a material impact on the Company's financial statements.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses (Topic 326)*. This ASU requires that financial instruments recorded as assets and at amortized cost as well as certain securities accounted for as available for sale be presented at the net amount expected to be collected. The ASU requires the recording of a valuation allowance that is deducted from amortized cost and is based on expected credit losses. This ASU does not apply to financial assets carried at fair value. Therefore, this ASU does not apply to any financial asset that the Company classifies as investments-trading; other investments, at fair value; trading securities sold, not yet purchased; and other investments sold, not yet purchased. However, reverse repurchase agreements are not carried at fair value and fall within the scope of this ASU. ASC 326-20-35-6 contains simplifying provisions that apply to reverse repurchase agreements. Because the Company requires its reverse repurchase counterparty to provide liquid collateral at all times (which is continually adjusted based on current market values) at an amount greater than the carrying value of the reverse repurchase agreement, the Company is allowed to assume zero credit losses and no valuation allowance is recorded. If, for some reason, the amount of collateral should fall below the carrying value of the reverse repurchase agreement, the total valuation allowance recorded is limited to that difference.

K. Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments. These determinations were based on available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop the estimates and, therefore, these estimates may not necessarily be indicative of the amount the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Cash equivalents: Cash is carried at cost, which is assumed to approximate fair value. The estimated fair value measurement of cash and cash equivalents is classified within level 1 of the valuation hierarchy.

Investments in affiliates: As of December 31, 2020, investments in affiliates is comprised of two notes receivable and an investment in an affiliated entity. The notes receivable are carried at principal plus accrued interest which approximates fair value and would be classified within level 3 of the valuation hierarchy. The investment in the affiliated entity is carried at fair value and would be classified within level 1 of the valuation hierarchy. See Note 11.

Investments-trading: These amounts are carried at fair value. The fair value is based on either quoted market prices of an active exchange, independent broker market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available. See note 6 for disclosures concerning the categorization of the fair value measurements of investments-trading within the valuation hierarchy.

Other investments, at fair value: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent broker market quotations, or valuation models when quotations are not available. See note 6 for disclosures concerning the categorization of the fair value measurements of other investments, at fair value within the valuation hierarchy.

Receivables under resale agreements: Receivables under resale agreements are carried at their contracted resale price, including accrued interest, have short-term maturities, and are re-priced frequently or bear market interest rates and, accordingly, these contracts are at amounts that approximate fair value. The estimated fair value measurements of receivables under resale agreements are based on observations of actual market activity and are generally classified within level 2 of the valuation hierarchy.

Trading securities sold, not yet purchased: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available. See note 6 for disclosures concerning the categorization of the fair value measurements of trading securities sold, not yet purchased within the valuation hierarchy.

Other investments sold, not yet purchased: These amounts are carried at fair value. The fair value is based on quoted market prices of an active exchange, independent market quotations, market price quotations from third party pricing services, or valuation models when quotations are not available. See note 6 for disclosures concerning the categorization of the fair value measurements of trading securities sold, not yet purchased within the valuation hierarchy.

Securities sold under agreements to repurchase: The liabilities for securities sold under agreements to repurchase are carried at their contracted repurchase price, including accrued interest, have short-term maturities, and are repriced frequently with amounts normally due in one month or less and, accordingly, these contracts are at amounts that approximate fair value. The estimated fair value measurements of securities sold under agreements to repurchase are based on observations of actual market activity and are generally classified within level 2 of the valuation hierarchy.

Derivatives: These amounts are carried at fair value. Derivatives may be included as a component of investments-trading; trading securities sold, not yet purchased; and other investments, at fair value. See notes 7 and 9. The fair value is generally based on quoted market prices on an exchange that is deemed to be active for derivative instruments such as foreign currency forward contracts and Eurodollar futures. For derivative instruments, such as TBAs and other forward agency MBS contracts, the fair value is generally based on market price quotations from third party pricing services. See note 6 for disclosures concerning the categorization of the fair value measurements within the valuation hierarchy.

4. RECEIVABLES FROM AND PAYABLES TO BROKERS, DEALERS, AND CLEARING AGENCIES

Amounts receivable from and payable to brokers, dealers, and clearing agencies consisted of the following as of December 31, 2020:

RECEIVABLES FROM BROKERS, DEALERS AND CLEARING AGENCIES
(Dollars in Thousands)

	December 31, 2020
Deposits with clearing organizations	$ 250
Unsettled regular way trades, net	2,961
Receivable from clearing organizations	49,673
Receivables from brokers, dealers and clearing agencies	$ 52,884

Deposits with clearing organizations represent contractual amounts the Company is required to deposit with its clearing agent, Pershing.

Securities transactions that settle in the regular way are recorded on a trade date, as if they had settled. The related amounts receivable and payable for unsettled securities transactions are recorded net in receivables from or payables to brokers, dealers, and clearing agencies on the Company's statement of financial condition.

Receivables from clearing organizations are primarily comprised of (i) cash received by the Company upon execution of short trades that is restricted from withdrawal by the clearing agent; and (ii) cash deposited with the FICC to support the Company's General Collateral Funding ("GCF") matched book repo business.

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades, including amounts related to derivative trades executed on behalf of it or its customers, amounts receivable for securities failed to deliver and cash deposits. The Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties and has not experienced a default. As a result, the Company has not recorded a credit loss allowance on these receivables.

PAYABLES TO BROKERS, DEALERS AND CLEARING AGENCIES
(Dollars in Thousands)

	December 31, 2020
Margin payable	$ 156,678
Payables to brokers, dealers and clearing agencies	$ 156,678

Margin payable represents amounts borrowed from Pershing to finance the Company's trading portfolio. Substantially all of the Company's investments-trading serve as collateral for the margin payable. See notes 5 and 9.

5. FINANCIAL INSTRUMENTS

Investments-Trading

Investments-trading consisted of the following.

INVESTMENTS - TRADING
(Dollars in Thousands)

	December 31, 2020
U.S. government agency MBS and CMOs	$ 162,031
U.S. government agency debt securities	6,904
RMBS	14
U.S. Treasury securities	607
ABS	1
SBA loans	2,742
Corporate bonds and redeemable preferred stock	36,388
Foreign government bonds	659
Municipal bonds	19,400
Certificates of deposit	70
Derivatives	13,717
Equity securities	428
Investments-trading	$ 242,961

Trading Securities Sold, Not Yet Purchased

Trading securities sold, not yet purchased consisted of the following.

TRADING SECURITIES SOLD, NOT YET PURCHASED
(Dollars in Thousands)

	December 31, 2020
U.S. Treasury securities	$ 3,348
Corporate bonds and redeemable preferred stock	29,206
Municipal bonds	20
Derivatives	11,822
Equity securities	43
Trading securities sold, not yet purchased	$ 44,439

The Company manages its exposure to changes in interest rates for the interest rate sensitive securities it holds by entering into offsetting short positions for similar fixed rate securities. See Note 9 for realized and unrealized gains recognized on investments-trading and trading securities sold, not yet purchased.

Other investments, at fair value

Other investments, at fair value consisted of the following.

OTHER INVESTMENTS, AT FAIR VALUE
(Dollars in Thousands)

	December 31, 2020		
	Amortized Cost	Carrying Value	Unrealized Gain(Loss)
Residential transition loan	$ 2,243	$ 2,300	$ 57
Corporate bonds and redeemable preferred stock	479	476	(3)
Equity securities	10,590	10,855	265
Investment in SPAC Fund	490	653	163
Other investments, at fair value	$ 13,802	$ 14,284	$ 482

Residential transition loan

This represents a first mortgage loan on a residential property. This loan was paid in full on February 17, 2021.

Corporate bonds and redeemable preferred stock

This represents a single bond. See corporate bonds and redeemable preferred stock in note 6 for discussion of the determination of fair value.

Equity Securities

This is comprised of restricted and unrestricted common and preferred shares held in publicly traded companies. See discussion of equity securities in note 6 for a discussion of the determination of fair value.

Investment in SPAC Fund

This represents an investment in a fund that primarily invests in the equity interests of SPACs (the "SPAC Fund"). The Company owns a 1.3 % interest in the SPAC Fund. The SPAC Fund has the attributes of an investment company as described in FASB ASC 946-15-2. Therefore, the Company will estimate the fair value of its investment using the net asset value ("NAV") per share (or its equivalent) as of the reporting date in accordance with the "practical expedient" provisions related to investments in certain entities

that calculate net asset value per share (or its equivalent) included in FASB ASC 820. Each reporting period, the Company estimates the fair value of these investments and records an adjustment for the unrealized gain or loss which is also included in principal transactions and other income in the statement of operations. See discussion of equity securities in note 6. The SPAC Fund is a variable interest entity. The Operating LLC is the general partner of the SPAC Fund and has the power to direct the most important economic activities. Therefore, the Company is not the primary beneficiary and does not consolidate the SPAC Fund. The Company has no guarantees or other interests in the SPAC fund. The Company's maximum loss associated with its investment in the fund would be the carrying value of its investment. The SPAC Fund is managed by a subsidiary of the Operating LLC.

Other investments sold, not yet purchased

Other investments sold, not yet purchased consisted of the following.

OTHER INVESTMENTS SOLD, NOT YET PURCHASED
(Dollars in Thousands)

	December 31, 2020		
	Amortized Cost	Carrying Value	Unrealized Gain(Loss)
Equity securities	$ 7,223	$ 7,182	$ 41
Derivatives	338	233	105
Other investments, at fair value	$ 7,561	$ 7,415	$ 146

Equity Securities

This is comprised of unrestricted common shares held in publicly traded companies and EFTs. See discussion of equity securities in note 6 for a discussion of the determination of fair value.

Derivatives

This is comprised of short call options. See discussion of derivatives section of note 6 for a discussion of the determination of fair value.

6. FAIR VALUE DISCLOSURES

Fair Value Measurements

In accordance with FASB ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three level fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the hierarchy under FASB ASC 820 are described below:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs, other than quoted prices, are observable for substantially the full term of the asset or liability; or
4. Pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the asset or liability.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the Company classifies the instrument based on the lowest level input that is significant to the valuation. The Company's assessment of

the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the level 3 category. As a result, the unrealized gains and losses for assets and liabilities within the level 3 category presented in the tables below may include changes in fair value that were attributable to both observable (e.g., changes in market interest rates) and unobservable (e.g., changes in unobservable long-dated volatilities) inputs.

A review of the fair value hierarchy classifications is conducted on an annual basis. The following table presents information about the Company's assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and indicates the fair value hierarchy of the valuation techniques utilized by the Company to determine such fair value.

FAIR VALUE MEASUREMENTS ON A RECURRING BASIS
December 31, 2020
(Dollars in Thousands)

	Fair Value	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Investments-trading:				
U.S. government agency MBS and CMOs	$ 162,031	$ -	$ 162,031	$ -
U.S. government agency debt securities	6,904	-	6,904	-
RMBS	14	-	14	-
U.S. Treasury securities	607	607	-	-
ABS	1	-	1	-
SBA loans	2,742	-	2,742	-
Corporate bonds and redeemable preferred stock	36,388	-	36,388	-
Foreign government bonds	659	-	659	-
Municipal bonds	19,400	-	19,400	-
Certificates of deposit	70	-	70	-
Derivatives	13,717	-	13,717	-
Equity securities	428	-	428	-
Total investments - trading	$ 242,961	$ 607	$ 242,354	$ -
Other investments, at fair value				
Residential transition loan	2,300	-	2,300	-
Corporate bonds and redeemable preferred stock	476	-	476	-
Equity securities	10,855	10,610	245	-
	13,631	$ 10,610	$ 3,021	$ -
Investment in SPAC Fund (1)	653			
Total other investments, at fair value	$ 14,284			
Liabilities				
Trading securities sold, not yet purchased:				
U.S. Treasury securities	$ 3,348	$ 3,348	$ -	$ -
Corporate bonds and redeemable preferred stock	29,206	-	29,206	-
Municipal bonds	20	-	20	-
Derivatives	11,822	-	11,822	-
Equtiy securities	43	43		
Total trading securities sold, not yet purchased	$ 44,439	$ 3,391	$ 41,048	$ -
Other investments, sold not yet purchased				
Equity securities	$ 7,182	$ 7,182	$ -	$ -
Derivatives	233	233	-	-
Total other investments, sold not yet purchased	$ 7,415	$ 7,415	$ -	$ -

(1) Represents an investment in an investment company valued using the underlying NAV as a practical expedient. According to ASC 820 it is not classified within the fair value hierarchy.

U.S. Government Agency MBS and CMOs: These are securities that are generally traded over-the-counter. The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. This is considered a level 2 valuation in the hierarchy.

U.S. Government Agency Debt Securities: Callable and non-callable U.S. government agency debt securities are measured primarily based on quoted market prices obtained from third party pricing services. Non-callable U.S. government agency debt securities are generally classified within level 1 and callable U.S. government agency debt securities are classified within level 2 of the valuation hierarchy.

RMBS: The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. These valuations are based on a market approach. The Company generally classifies the fair value of these securities based on third party quotations within level 2 of the valuation hierarchy.

U.S. Treasury Securities: U.S. Treasury securities include U.S. Treasury bonds and notes and the fair values of the U.S. Treasury securities are based on quoted prices in active markets. Valuation adjustments are not applied. The Company classifies the fair value of these securities within level 1 of the valuation hierarchy.

ABS: Broker quotes or independent pricing estimates are sometimes for these types of instruments. Generally, if multiple broker quotes or independent pricing estimates are available, the fair value will be classified within level 2 of the valuation hierarchy. Otherwise, prices observed by the Company for recently executed market transactions may be used or valuation models prepared by the Company's management may be used, which are based on an income approach. These models prepared by the Company's management include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange. Each position is evaluated independently taking into consideration available comparable market levels, underlying collateral performance and pricing, deal structures, and liquidity. Fair values based on internal valuation models prepared by the Company's management are generally classified within level 3 of the valuation hierarchy.

Establishing fair value is inherently subjective (given the volatile and sometimes illiquid markets for certain interests in securitizations) and requires management to make a number of assumptions, including assumptions about the future of interest rates, discount rates and the timing of cash flows. The assumptions the Company applies are specific to each security. Although the Company may rely on internal calculations to compute the fair value of certain interest in securitizations, the Company requests and considers indications of fair value from third party pricing services to assist in the valuation process.

SBA Loans: SBA loans include loans and SBA interest only strips. In the case of loans, the Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices, internal valuation models using observable inputs, or market price quotations from third party pricing services. The Company generally classifies these investments within level 2 of the valuation hierarchy. These valuations are based on a market approach. SBA interest only strips do not trade in an active market with readily available prices. Accordingly, the Company generally uses valuation models to determine fair value and classifies the fair value of the SBA interest only strips within either level 2 or level 3 of the valuation hierarchy depending if the inputs to the model are observable or not.

Corporate Bonds and Redeemable Preferred Stock: The Company uses recently executed transactions or third party quotations from independent pricing services to arrive at the fair value of its investments in corporate bonds, redeemable preferred stock, and foreign government bonds. These valuations are based on a market approach. The Company generally classifies the fair value of these bonds within level 2 of the valuation hierarchy. In instances where the fair values of securities are based on quoted prices in active markets (for example with redeemable preferred stock), the Company classifies the fair value of these securities within level 1 of the valuation hierarchy.

Foreign Government Bonds: The fair value of foreign government bonds are estimated using valuations provided by third party pricing services. Foreign government bonds are generally classified within level 2 of the valuation hierarchy

Certificates of Deposit: The fair value of certificates of deposit are estimated using valuations provided by third party pricing services and are generally classified within level 2 of the valuation hierarchy

Municipal Bonds: Municipal bonds, which include obligations of U.S. states, municipalities, and political subdivisions, primarily include bonds or notes issued by U.S. municipalities. The Company generally values these securities using third party quotations such as market price quotations from third party pricing services. The Company generally classifies the fair value of these bonds within level 2 of the valuation hierarchy. The valuations are based on a market approach. In instances where the Company is unable to obtain reliable market price quotations from third party pricing services, the Company will use its own internal valuation models. In these cases, the Company will classify such securities within level 3 of the valuation hierarchy until it is able to obtain third party pricing.

Equity Securities: The fair value of equity securities that represent unrestricted investments in publicly traded companies (common or preferred shares, options, warrants, and other equity investments) are determined using the closing price of the security as of the reporting date. These are securities which are traded on a recognized liquid exchange and classified within level 1 of the valuation hierarchy.

The fair value of equity securities that represent restricted investments in publicly traded companies and generally valued using a model. The valuation will be considered Level 2 if the inputs to the model are observable. Otherwise, it will be considered a Level 3 valuation.

The Company has investments in investment funds having the attributes of investment companies as described in FASB ASC 946-15-

2. The Company estimates the fair value of these entities using the reported net asset value per share as of the reporting date in accordance with the "practical expedient" provisions related to investments in certain entities that calculate net asset value per share (or its equivalent) included in FASB ASC 820 for all entities. The Company does not classify these investments within the fair value hierarchy.

Residential Transition Loans: The fair value of residential transition loans is based on an internally prepared model with observable inputs which is considered to be Level 2 of the valuation hierarchy. This balance consisted of a single loan which was repaid in 2021 at its carrying value.

Derivatives

Options

The Company acquires publicly traded options from time to time. These values are based on market prices in active markets and are generally valued as level 1 in the valuation hierarchy.

TBAs and Other Forward Agency MBS Contracts

The Company generally values these securities using third party quotations such as unadjusted broker-dealer quoted prices or market price quotations from third party pricing services. TBAs and other forward agency MBS contracts are generally classified within level 2 of the fair value hierarchy. If there is limited transaction activity or less transparency to observe market based inputs to valuation models, TBAs and other forward agency MBS contracts are classified in level 3 of the fair value hierarchy. Unrealized gains on TBAs and other forward agency MBS contracts are included in investments-trading on the Company's statement of financial condition and unrealized losses on TBAs and other forward agency MBS contracts are included in trading securities sold, not yet purchased on the Company's statement of financial condition. See note 7.

Other Extended Settlement Trades

When the Company buys or sells a financial instrument that will not settle in the regular time frame, the Company will account for that purchase and sale on the settlement date rather than the trade date. In those cases, the Company accounts for the transaction between trade date and settlement date as a derivative (as either a purchase commitment or sale commitment). The Company will record an unrealized gain or unrealized loss on the derivative for the difference between the fair value of the underlying financial instrument as of the reporting date and the agreed upon transaction price. The Company will determine the fair value of the financial instrument using the methodologies described above.

Level 3 Financial Assets and Liabilities

Financial Instruments Measured at Fair Value on a Recurring Basis

The following table presents additional information about assets and liabilities measured at fair value on a recurring basis and for which the Company has utilized level 3 inputs to determine fair value. The Level 3 assets held on January 1, 2020 were investments in CLOs. They were sold during the year.

Level 3 Rollforward
(Dollars in Thousands)

	2020
Balance at January 1, 2020	$ 2,522
Purchases	-
Sales	(1,790)
Return of investment	(197)
Unrealized gains / (losses)	374
Realized gains / (losses)	(1,033)
Accretion of income	124
Transfers in / (out) of level 3	-
Balance at December 31, 2020	$ -

Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)

The following table presents additional information about investments in certain entities that calculate net asset value per share (regardless of whether the "practical expedient" provisions of FASB ASC 820 have been applied), which are measured at fair value on a recurring basis at December 31, 2020.

FAIR VALUE MEASUREMENTS OF INVESTMENTS IN CERTAIN ENTITIES
THAT CALCULATE NET ASSET VALUE PER SHARE (OR ITS EQUIVALENT)

	December 31, 2020	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Other investments, at fair value				
SPAC Fund	653	N/A	Quarterly after 1 year lock up	90 days
	$ 653			

7. DERIVATIVE FINANCIAL INSTRUMENTS

TBAs and Other Forward Agency MBS Contracts

The Company enters into TBAs and other forward agency MBS transactions for three main reasons.

(i) The Company trades U.S. government agency obligations. In connection with these activities, the Company may be required to maintain inventory in order to facilitate customer transactions. In order to mitigate exposure to market risk, the Company may enter into the purchase and sale of TBAs and other forward agency MBS contracts.

(ii) The Company also enters into TBAs and other forward agency MBS contracts in order to assist clients (generally small to mid-size mortgage loan originators) in hedging the interest rate risk associated with the mortgages owned by these clients.

(iii) Finally, the Company may enter into TBAs and other forward agency MBS contracts on a speculative basis.

The Company carries the TBAs and other forward agency MBS contracts at fair value and includes them as a component of investments—trading or trading securities sold, not yet purchased in the Company's statement of financial condition.

At December 31, 2020, the Company had open TBAs and other forward agency MBS contracts sale agreements in the notional amount of $1,809,550 and open purchase agreements in the notional amount of $1,706,834. Unrealized gain on TBAs and other forward agency MBS contracts of $13,717 is included as a component of investments – trading and unrealized loss on TBAs and other forward agency MBS contracts of $11,822 is included as a component of securities sold, not yet purchased in the statement of financial condition as of December 31, 2020. The Company recognized $5,219 of income on TBA and other forward agency MBS contracts which is included as a component of net trading in the statement of operations for the year ended December 31, 2020.

Other Extended Settlement Trades

When the Company buys or sells a financial instrument that will not settle in the regular time frame, the Company will account for that purchase and sale on the settlement date rather than the trade date. In those cases, the Company accounts for the transaction between trade date and settlement date as a derivative as either a forward purchase commitment or a forward sale commitment. The Company will record an unrealized gain or unrealized loss on the derivative for the difference between the fair value of the underlying financial instrument as of the reporting date and the agreed upon transaction price. At December 31, 2020, the Company had $365 of open forward purchase commitments and $0 of open forward sale commitments. No gain or loss was recognized on these commitments during 2020.

Other Options

The Company entered into short call options during 2020. These are included as a component of other investments sold, not yet purchased. The Company recognized $105 of loss on these instruments during 2020 which is included as a component of principal transactions and other. The carrying value of the short call options of $233 is included as a component of other investments sold, not yet purchased. The total notional short call option contracts were $1,929.

8. COLLATERALIZED SECURITIES TRANSACTIONS

Matched Book Repo Business

The Company enters into repurchase and reverse repurchase agreements as part of its matched book repo business. In general, the Company will lend money to a counterparty after obtaining collateral securities from that counterparty via a reverse repurchase agreement. The Company will borrow money from another counterparty using those same collateral securities via a repurchase agreement. The Company seeks to earn net interest income on these transactions. Currently, the Company categorizes its matched book repo business into two major groups: gestation repo and GCF repo:

Gestation Repo

For several years, the Company has had a matched book gestation repo program. Gestation repo involves entering into repurchase and reverse repurchase agreements where the underlying collateral security represents a pool of newly issued mortgage loans. The borrowers (the reverse repurchase agreement counterparties) are generally mortgage originators. The lenders (the repurchase agreement counterparties) are a diverse group of counterparties made up of banks, insurance companies, and other financial institutions. The Company is considered self-clearing for this business; however the Company is still eligible for the exemption under Rule 15c3-3(k)(2)(ii).

GCF Repo

On October 18, 2017, the Company was notified that it had been approved as a full netting member of the Fixed Income Clearing Corporation's ("FICC") Government Securities Division. As a member of the FICC, the Company has access to the FICC's GCF repo service that provides netting and settlement services for repurchase transactions where the underlying security is general collateral (primarily U.S. Treasuries and U.S. Agency securities). The Company began entering into matched book GCF repo transactions in November 2017. The borrowers (the reverse repurchase agreement counterparties) are a diverse group of financial institutions including hedge funds, registered investment funds, REITs, and other similar counterparties. The lender (the repurchase agreement counterparty) is the FICC as well as several other large financial institutions. The Company uses Bank of New York ("BONY") as its settlement agent for its GCF repo matched book transactions. The Company is considered self-clearing for this business; however, the Company is still eligible for the exemption under Rule 15c3-3(k)(2)(ii).

Intraday and Overnight Lending Facility

In conjunction with the GCF repo business, the Company and BONY entered into an intraday and overnight lending facility. The lending facility allows for BONY to advance funds to JVB in order to facilitate the settlement of GCF repo transactions. The total committed amount is $75,000. The termination date is October 15, 2021. It is expected this will be renewed for successive 364 day periods so long as the Company continues its GCF matched repo business.

The facility is designed so that advances should be repaid before the end of each business day. However, if an advance is not repaid by the end of any business day, the advance is converted to an overnight loan. Intraday loans accrue interest at an annual rate of 0.12%. Interest is charged based on the number of minutes in a day the advance is outstanding. Overnight loans are charged interest at the base rate plus 3% on a daily basis. The base rate is the higher of feds fund plus 0.50% or the prime rate in effect at that time. No overnight draws were made under this facility in 2020.

Other Repo Transactions

In addition to the Company's matched book repo business, the Company may also enter into reverse repurchase agreements to acquire securities to cover short positions or as an investment. Additionally, the Company may enter into repurchase agreements to finance the Company's securities positions held in inventory. These repurchase and reverse repurchase agreements are generally cleared on a bilateral or triparty basis; no clearing broker is involved. These transactions are not matched.

Repo Information

At December 31, 2020, the Company held reverse repurchase agreements of $5,716,343 and the fair value of securities received as collateral under reverse repurchase agreements was $5,885,656. At December 31, 2020, the Company had repurchase agreements of $5,713,212, and the fair value of securities pledged as collateral under repurchase agreements was $5,768,018. These amounts include collateral for reverse repurchase agreements that were re-pledged as collateral for repurchase agreements.

According to ASC 210, the Company has elected the option to present all outstanding reverse repurchase and repurchase agreements on a gross basis even if the criteria to present on a net basis were met. Included in the amounts in the table below, are $99,750 of reverse repurchase agreements and $2,155,850 of repurchase agreements where the FICC was the counterparty and which

were subject to master netting arrangements.

Concentration

In the matched book repo business, the demand for borrowed funds is generated by the reverse repurchase agreement counterparty and the supply of funds is provided by the repurchase agreement counterparty.

On the demand side, the Company does not consider the GCF repo business to be concentrated because the Company's reverse repo counterparties are a diverse set of financial institutions. On the supply side, the Company obtains a substantial portion of its funds from the FICC. If the FICC were to reduce its repo lending activities or make significant adverse changes to the cost of such lending, the Company may not be able to replace the FICC funding, or if the Company does so, it may be at a higher cost of funding. Therefore, the Company considers the GCF repo business to be concentrated from the funding side of the business.

The gestation repo business has been and continues to be concentrated as to reverse repurchase counterparties. The Company conducts this business with a limited number of reverse repo counterparties. As of December 31, 2020, the Company's gestation reverse repurchase agreements shown in the table below represented balances from 11 counterparties. The Company also has a limited number of repurchase agreement counterparties in the gestation repo business. However, that is more of a function of the limited number of reverse repurchase agreement counterparties that the Company conducts this business with rather than a reflection of the limited supply of funds. Therefore, the Company considers the gestation repo business to be concentrated on the demand side.

The total net revenue earned by the Company on its matched book repo business (both gestation and GCF Repo) was $33,980 for the year ended December 31, 2020. The following table is a summary of the remaining contractual maturity of the gross receivables under reverse repurchase agreements accounted for as secured borrowings:

Reverse Repurchase Agreements Accounted for as Secured Borrowings
(Dollars in Thousands)
December 31, 2020

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Collateral Type:					
U.S. treasuries and government agency MBS (GCF Repo)	$ 871,805	$ 1,016,446	$ 1,091,609	$ 39,816	$ 3,019,676
MBS (Gestation Repo)	641,619	2,003,514	51,534	-	2,696,667
	$ 1,513,424	$ 3,019,960	$ 1,143,143	$ 39,816	$ 5,716,343
Netted reverse repurchase agreements					-
Amount recognized					$ 5,716,343

The following table is a summary of the remaining contractual maturity of the gross obligations under repurchase agreements accounted for as secured borrowings:

Repurchase Agreements Accounted for as Secured Borrowings
(Dollars in Thousands)
December 31, 2020

	Remaining Contractual Maturity of the Agreements				
	Overnight and Continuous	Up to 30 days	30-90 days	Greater than 90 days	Total
Collateral Type:					
U.S. treasuries and government agency MBS (GCF Repo)	$ 1,946,890	$ 1,070,094	$ -	$ -	$ 3,016,984
MBS (Gestation Repo)	638,057	2,004,451	51,530	-	2,694,038
SBA loans	2,190	-	-	-	2,190
	$ 2,587,137	$ 3,074,545	$ 51,530	$ -	$ 5,713,212
Netted repurchase agreements					-
Amount recognized					$ 5,713,212

9. NET TRADING AND PRINCIPAL TRANSACTIONS AND OTHER INCOME.

The following table shows the components of net trading included in revenue in the statement of operations for the year ended December 31, 2020:

NET TRADING
(Dollars in Thousands)

	2020
Net realized gains / (losses)- trading inventory	$ 30,685
Net unrealized gains / (losses)-trading inventory	2,076
Gains and losses	32,761
Interest income-trading inventory	7,728
Interest income-receivables under resale agreements	98,710
Interest income	106,438
Interest expense-securities sold under agreement to repurchase	(65,030)
Interest expense-margin payable	(1,134)
Interest expense	(66,164)
Net trading	$ 73,035

The following table shows the components of principal transactions and other income in the statement of operations for the year ended December 31, 2020.

PRINCIPAL TRANSACTIONS AND OTHER INCOME
(Dollars in Thousands)

	2020
Investment income	$ 99
Unrealized gain / (loss)	1,469
Realized gain / (loss)	(36)
Total principal transactions	1,532
Other income / (loss)	106
Total principal transactions and other income	$ 1,638

10. OTHER ASSETS AND OTHER LIABILITIES

Other assets are comprised of the following:

Other Assets
(Dollars in Thousands)

	December 31, 2020
Furniture, equipment, and leasehold improvements, net	$ 1
Interest and other income receivable	1,814
Other receivables	500
Cash collateral posted with repo counterparties	225
Prepaid expenses and other miscellaneous assets	345
Other assets	$ 2,885

Furniture and equipment are depreciated on a straight line basis over their estimated useful life of 3 to 5 years. Leasehold improvements are amortized over the lesser of their useful life or lease term, which generally ranges from 5 to 10 years. Interest and other income receivable is mostly comprised of income receivable on the Company's investments-trading.

When the Company enters into a reverse repo, the Company obtains collateral in excess of the principal of the reverse repo. The Company accepts collateral in the form of liquid securities or cash. To the extent the Company receives cash collateral, the Company includes it as a component of other liabilities (see below). If the value of the securities the Company receives as collateral increases, the Company's reverse repo counterparties may request a return of some of their collateral. In some cases, the Company will return to them cash instead of securities. In that case, the Company includes the cash returned as a component of other assets (see above). See note 8.

When the Company enters into repo transactions, the Company provides collateral to the Company's repo counterparty in excess of the principal balance of the repo. The Company's counterparties accept collateral in the form of liquid securities or cash. To the extent the Company provides the collateral in cash, the Company includes it as a component of other assets (see above). If the value of the securities the Company provides as collateral increases, the Company may request a return of some of its collateral. In some cases, the repo counterparty will return cash instead of securities. In that case, the Company includes the cash returned as a component of other liabilities (see below). See note 8.

Other liabilities consisted of the following at December 31, 2020:

Other Liabilities
(Dollars in Thousands)

	December 31, 2020
Interest and other income payable	$ 442
Accrued expenses and other miscellaneous liabilities	1,213
Deferred income	100
Cash collateral held from repo and/or reverse repo counterparties	41,120
Other liabilities	$ 42,875

Interest and other income payable is mostly comprised of income payable on the Company's trading securities sold, not yet purchased.

11. INVESTMENTS IN AFFILIATES

The Company has three investments in affiliated entities as of December 31, 2020.

Note receivable from Dekania Capital Management, LLC ("DCM")

The Company entered into a promissory note agreement with DCM on August 15, 2018. DCM is a wholly owned subsidiary of the Operating LLC. The note is for $3,000 and earns interest at 8.5% per annum. Interest only is paid semi-annually. Principal is due at maturity. The note matures on August 15, 2028 and can be prepaid by DCM at any time prior to maturity without penalty. The Company recognized $255 of income related to this note during 2020 which is included as a component of principal transactions and other income in the statement of operations. This note is recorded as a component of investment in affiliates at an amount equal to principal and accrued interest in the statement of financial condition. The carrying value as of December 31, 2020 was $3,107.

Note Receivable from the Operating LLC

The Company entered into a promissory note agreement with the Operating LLC on March 15, 2019. The note is for $3,500 and earns interest at 8.0% per annum. Interest only is paid semi-annually. Principal is due at maturity. The note matures on March 15, 2022 and can be prepaid by the Operating LLC at any time prior to maturity without penalty. The Company recognized $281 of income related to this note during 2020 which is included as a component of principal transactions and other income in the statement of operations. This note is recorded as a component of investment in affiliates at an amount equal to principal plus accrued interest in the statement of financial condition. The carrying value as of December 31, 2020 was $3,594.

Investment in Pipe LLC

In 2020, the Operating LLC created an LLC to invest in shares of Shift Technologies, Inc. (NASDAQ:SFT). The Operating LLC is the managing member of the LLC so it is treated as an affiliate by the Company. The Company's investment in Pipe LLC entitles it to 220,000 shares of SFT. The Company accounts for this investment at fair value. The carrying value as of December 31, 2020 was $1,819. In January 2021, Pipe LLC was dissolved and the Company received its allocable 220,000 shares of SFT.

12. CREDIT FACILITY

On October 28, 2020, the Company entered into a credit facility with Byline Bank (the "Byline Credit Facility"). The Byline Credit Facility is comprised of two components: (i) a $17,500 unsecured line of credit and (ii) a $7,500 secured line of credit. The Byline Credit Facility is guaranteed by the Parent and the Operating LLC and replaced a previously outstanding facility with FifthThird Bank (the "FT Bank Credit Facility").

Loans under the Byline Credit Facility will bear interest at a per annum rate equal to LIBOR plus 6.0%, provided that in no event can the interest rate be less than 7.0%. The Company is required to pay on a quarterly basis an undrawn commitment fee at a per annum rate equal to 0.50% of the undrawn portion of Byline Bank's $25 million commitment under the Byline Credit Facility. The Company is also required to pay on each anniversary, a commitment fee at a per annum rate equal to 0.50% of the

Byline Bank's $25 million commitment under the Byline Credit Facility. The Company paid to Byline Bank a commitment fee of $250 on October 28, 2020.

Loans under the Byline Credit Facility must be used by the Company for working capital purposes and general liquidity. The Company may request a reduction in Byline Bank's $25 million commitment in a minimum amount of $1 million and multiples of $500 thereafter upon not less than five days' prior notice to the Lender.

Also effective on October 28, 2020 the Company received approval from FINRA to treat draws under the unsecured portion of the Byline Credit Facility as qualified subordinated debt. As such, draws may be treated as an increase in net capital for purposes of FINRA Rule 15(c) 3-1.

The Company is subject to the following financial covenants in the Byline Credit Facility. As of December 31, 2020, the Company is in compliance with all of these financial covenants.

1. The Company's tangible net worth as defined must exceed $80,000.
2. The Company's excess net capital as defined in Rule 15c3-1 must exceed $40,000.
3. The total amount drawn on the facility must not exceed 22% of tangible net worth as defined.

The Company drew $17,500 under the FT Credit Facility during 2020 and repaid it in full when the FT Credit Facility was replaced by the Byline Credit Facility. The Company has not drawn under the Byline Credit Facility to date.

During 2020, the Company recognized expense of $1,102 related to the both the FT Credit Facility and the Byline Credit Facility (both from unused fees and actual interest incurred). This expense is included as a component of professional fees and other operating in the statement of operations. During 2020, the Company paid $272 of deferred financing costs related to the Byline Credit Facility. This was recorded as a component of other assets in the balance sheet. It is being amortized to interest expense on a straight-line basis over the life of the credit facility. The unamortized balance was $248 as of December 31, 2020.

13. RETIREMENT PLAN

The Operating LLC maintains a 401(k) savings plan covering substantially all of its employees, including those working on the operations of the Company. During 2020, the Operating LLC matched 50% of employee contributions for all participants not to exceed 3% of their salary. Contributions made to the plan on behalf of the Company's employees were $217 for the year ended December 31, 2020.

14. INCOME TAXES

The Company is treated as a pass-through entity for federal and state tax purposes and incurs no entity level taxes.

No federal or state taxes have been provided on profits of the Company since the member is individually liable for the taxes on its share of the Company's income or loss. In accordance with U.S. GAAP, the Company has defined the threshold for recognizing the benefits of tax return positions in the financial statements as "more likely than not" to be sustained by the applicable taxing authority and requires measurement of a tax position meeting the "more likely than not" threshold, based on the largest benefit that is more than 50 percent likely to be realized. Tax positions not deemed to meet the "more likely than not" threshold are recorded as a tax benefit or expense in the current year. As of and during the year ended December 31, 2020, the Company did not have a liability for any unrecognized tax amounts. However, management's conclusions concerning its determination of "more likely than not" tax positions may be subject to review and adjustment at a later date based on factors including, but not limited to, further implementation guidance and ongoing analyses of and changes to tax laws, regulations and interpretations thereof. If applicable, the Company recognizes interest accrued on unrecognized tax benefits in interest expense and penalties in other expenses on the statement of operations. During the year, the Company did not incur any interest or penalties.

15. NET CAPITAL REQUIREMENT

The Company is subject to the net capital provision of Rule 15c3-1 under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital, as defined. As applied to the Company, the rule requires net capital of $250 as of December 31, 2020. As of December 31, 2020, the Company's net capital was $66,803 which exceeds the minimum requirements by $66,553.

16. RESERVE REQUIREMENTS

As of December 31, 2020, the Company was not subject to the reserve requirements under Rule 15c3-3 of the Securities and Exchange Act of 1934 because it qualifies for an exemption under Rule 15c3-3(k)(2)(ii) as all customer transactions are cleared through Pershing on a fully disclosed basis. The Company does not carry securities accounts for its customers or perform custodial

functions relating to customer securities and therefore has not included the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" in the supplemental information of this report.

The Company self clears its Gestation and GCF repo business. In both of these, the Company is a principal to every repo transaction. The repo counterparties are not considered customers under relevant regulatory rules.

17. COMMITMENTS AND CONTINGENCIES

The Company has an agreement with Pershing whereby Pershing acts as a clearing broker for the Company. Under the agreement, the Company is required to maintain a deposit of $250 under the contract which is included as a component of receivables from brokers, dealers, and clearing agencies in the statement of financial condition.

Indemnifications

The Company, with its clearing agent Pershing has a reciprocal indemnification agreement which holds the Company harmless against any losses, claims, liabilities or expenses, including without limitation those asserted by its customers, if any employee or agent of Pershing has acted improperly.

Contingencies

The Company's U.S. broker-dealer subsidiary, JVB is a party to litigation commenced on August 7, 2019, in the Supreme Court of the State of New York under the caption *VA Management, LP v. Odeon Capital Group LLC; Janney Montgomery Scott LLC; C&Co/PrinceRidge LLC; and JVB Financial Group LLC*. The plaintiff, VA Management, LP (f/k/a Visium Asset Management, LP) ("Visium"), alleges that the defendants, as third party broker-dealers, aided and abetted Visium's portfolio managers' breaches of their fiduciary duties by assisting in carrying out a fraudulent "mismarking scheme." Visium is seeking in excess of $1 billion in damages from the defendants including disgorgement of the compensation paid to Visium's portfolio managers, restitution of and damages for the investigative and legal fees, administrative wind down costs, and regulatory penalties paid by Visium as a result of the "mismarking scheme," direct and consequential damages for the destruction of Visium's business, including lost profits and lost enterprise value, and attorneys' fees and costs. JVB and the other defendants filed a motion to dismiss the complaint in lieu of an answer on October 16, 2019. On April 29, 2020, the Court issued a ruling denying the motions to dismiss filed by each of the defendants. On May 20, 2020, JVB filed a Notice of Appeal with the Appellate Division of the Supreme Court, First Department. The other defendants also appealed. On July 13, 2020, JVB and the other defendants filed a joint appellate brief. On August 12, 2020, plaintiff filed its opposition brief. On August 21, 2020, JVB and the other defendants filed a joint reply brief. On December 10, 2020, the Appellate Division of the Supreme Court, First Department reversed the Court's decision and granted the defendants motion to dismiss. The plaintiff may appeal this reversal. On January 11, 2021, Visium filed with the Court of Appeals of New York State a Motion for Leave to Appeal the decision of the Appellate Division. On January 22, 2021, the defendants filed a joint Opposition to Motion for Leave to Appeal.

In addition to the matter set forth above, the Company is a party to various routine legal proceedings and regulatory inquiries arising out of the ordinary course of the Company's business. Management believes that the results of these routine legal proceedings and regulatory matters will not have a material adverse effect on the Company's financial condition, or on the Company's operations and cash flows. However, the Company cannot estimate the legal fees and expenses to be incurred in connection with these routine matters and, therefore, is unable to determine whether these future legal fees and expenses will have a material impact on the Company's operations and cash flows. It is the Company's policy to expense legal and other fees as incurred.

In accordance with FASB ASC 450-20 *Loss Contingencies*, the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many lawsuits and arbitrations, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot predict what the eventual loss or range of loss related to such matters will be. Subject to the foregoing, the Company continues to assess these cases and believes, based on information available to it, that the resolution of any open matters as of the date of this report will not have a material adverse effect on the financial condition of the Company.

Leases

The Company leases office space and certain computer and related equipment under noncancelable operating leases. The company determines if an arrangement is a lease at the inception date of the contract. The Company measures operating lease liabilities using an estimated incremental borrowing rate as there is no rate implicit in the Company's operating lease arrangements. An incremental borrowing rate was calculated for each operating lease based on the term of the lease, the U.S. Treasury term interest rate, and an estimated spread to borrow on a secured basis.

Rent expense is recognized on a straight-line basis over the lease term and is in included business development, occupancy, and equipment expense.

As of December 31, 2020, all of the leases to which the Company was a party were operating leases. The weighted average remaining term of the leases was 0.54 years. The weighted average discount rate for the leases was 4.11%.

Maturities of operating lease liability payments consisted of the following.

FUTURE MATURITY OF LEASE LIABILITIES
(Dollars in Thousands)

	As of December 31, 2020
2021	64
2022	6
2023	-
2024	-
2025	-
Thereafter	-
Total	70
Less imputed interest	(1)
Lease obligation	$ 69

During 2020, total cash payments of $275 were recorded as a reduction in the operating lease obligation. No cash payments were made to acquire right of use assets. During 2020, total rent expense of $880 was recorded and included as a component of business development, occupancy, and equipment. This included $681 net rent expense allocated from the Parent.

18. RELATED PARTY TRANSACTIONS

In addition to the investments in affiliates (see note 11), the Company has identified the following related party transactions for the year ended December 31, 2020. The transactions are listed by related party.

The Parent

The Company has entered into three ongoing arrangements with its Parent:

The Company has entered into a paymaster agreement with its Parent. The paymaster agreement calls for the Parent to handle all payment processing for the Company. The related costs are recorded on the Company's books and records and a corresponding payable to the Parent is recorded.

The Company has entered into an expense sharing agreement with its Parent under which the Company receives certain personnel, infrastructure and administrative support, including office space, technology, systems, equipment and other services. When the Parent bills the Company for shared services, the expense is recorded on the Company's books and the Company records a corresponding payable to the Parent. The Company reimburses the Parent for such services. For the year ended December 31, 2020, the Company reimbursed the parent $6,211 under this agreement.

The Company reimburses the Parent for the paymaster and expense sharing agreement throughout the month each month of the year based on estimated amounts. At the end of each month when final amounts are determined, any remaining amount due or any overpayment made is applied against the next month's amounts. At December 31, 2020, the Company had $1,437 payable to the Parent related to expense sharing and paymaster agreements, which is included in due to Parent in the accompanying statement of

financial condition.

The Company also has a line of credit agreement with the Parent under which the Company may draw funds for working capital purposes. The line of credit bears interest at an annual rate of 12%. The Company did not utilize this line of credit during 2020.

In addition, the Company entered into the following non-recurring transactions with its Parent and other related parties:

Other

The Company leases office space from Zucker and Moore, LLC. Zucker and Moore, LLC is partially owned by the vice chairman of the board of COHN. The Company recorded $96 of rent expense related to this agreement for the period ending December 31, 2020.

19. CONCENTRATION OF CREDIT RISK

As of December 31, 2020, the Company held substantially all of its cash and cash equivalents with Byline Bank and BONY. From time to time, the balances may exceed federally insured limits. If either of these institutions fail under their obligation as custodian of these funds, the Company could lose all or a portion of its unrestricted cash balances.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker dealers, banks, mortgage originators, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. With respect to the Company's investments in securities, until these securities are sold or mature, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when they come due.

Any default, bankruptcy, or reorganization of the Company's clearing broker or clearing agent could have a substantial negative impact on the Company as the Company clears all trades through these entities. These entities hold the Company's securities account as well as accounts on behalf of all the Company's customers.

20. SUPPLEMENTAL CASH FLOW INFORMATION

Interest paid by the Company on its debt was $795 for the year ended December 31, 2020. The Company made no payments for income taxes. See note 14.

As part of the Company's matched book repo operations, the Company enters into reverse repos with counterparties whereby it lends money and receives securities as collateral. In accordance with ASC 860, the collateral securities are not recorded in the Company's balance sheet. However, from time to time the Company will hold cash instead of securities as collateral for these transactions. When the Company is provided cash as collateral for reverse repo transactions, the Company will make an entry to increase its cash and cash equivalents and to increase its other liabilities for the amount of cash received. There are two main reasons the Company may receive collateral in the form of cash as opposed to securities. First, when the value of the collateral securities the Company has in its possession declines, the Company will require the counterparty to provide it with additional collateral. The Company will accept either cash or additional liquid securities. Often, the Company's counterparties will provide it with cash as they may not have liquid securities readily available. Second, from time to time, the Company's counterparties require a portion of the collateral securities in the Company's possession returned to them for operating purposes. In such instances, the counterparty may not have substitute liquid securities available and will often provide the Company with cash as collateral instead. It is important to note that when the Company receives cash as collateral, it is temporary in nature and the Company has an obligation to return that cash when the counterparty provides substitute liquid securities as collateral or otherwise satisfies their associated reverse repo obligation. The Company is generally required to return any cash collateral the same business day that it receives substitute securities. See note 10.

As of December 31, 2020, and December 31, 2019, the Company had counterparty cash collateral of $41,120 and $9,524, respectively, which was included in both its cash and cash equivalents and other liability balances, respectively. Accordingly, included in the Company's cash provided by operating activities of $ 48,231 during the year ended December 31, 2020 is an inflow of $31,596 as a result of this increase in cash collateral held. The Company has no legal or contractual obligation to segregate this cash collateral held and therefore it is included as a component of its cash and cash equivalents in the Company's consolidated balance sheets. However, it is not available for use in the Company's general operations as the Company must stand ready at all times to return the collateral held immediately once the reverse repo counterparty provides substitute liquid securities or the repo matures.

SUPPLEMENTAL INFORMATION

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)
SUPPLEMENTAL INFORMATION
December 31, 2020
(Dollars in thousands)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Schedule 1

Net capital calculation (Dollars in Thousands)		
		December 31, 2020
Total member's equity	$	105,785
Allowable credits		60
Deductions and / or charges:		
Non allowable assets		(12,968)
Other deductions and / or charges		(4,100)
Total deductions and / or charges		(17,068)
Net capital before haircuts on securities positions		88,777
Haircuts on securities positions		(21,974)
Net capital		66,803
Computation of alternative net capital requirement:		
2% of aggregate debit items (or $250,000, if greater) as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of date of net capital computation.		250
Additional requirement		-
Net capital requirement		250
Net capital in excess of minimum requirement	$	66,553

Statement pursuant to paragraph (d)(4) of Rule 17a-5:
There are no material differences between the above computation of Net Capital under Rule 15c3-1 and the computation included in the unaudited FOCUS Report Part II of Form X-17A-5 as of December 31, 2020 and filed by the Company on January 27, 2021.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)
SUPPLEMENTAL INFORMATION
December 31, 2020
(Dollars in thousands)

Computation for Determination of Reserve Requirements under 15c3-3 of the Securities and Exchange Commission

Schedule 2

The Company claims an exemption from SEC Rule 15c3-3 as of December 31, 2020 based upon Section (k)(2)(ii). The Company clears all customer transactions through Pershing LLC on a fully disclosed basis.

J.V.B. Financial Group, LLC
(a wholly owned subsidiary of J.V.B. Financial Group Holdings, LP)
SUPPLEMENTAL INFORMATION
December 31, 2020
(Dollars in thousands)

Exemption Report for Fiscal Year Ended 2020
of
J.V.B. Financial Group, LLC

J.V.B. Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to Be Made by Certain Brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, for the fiscal year-ended 2020, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2): (ii)

2. The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k) throughout the most recent fiscal year without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Douglas Listman, as the Chief Financial Officer of the Company, swear that to my best knowledge and belief, this Exemption Report is true and correct.

Dated: February 26, 2021

J.V.B. Financial Group, LLC

By: /s/ DOUGLAS LISTMAN
Douglas Listman
Chief Financial Officer

GRANT THORNTON LLP
Two Commerce Square
2001 Market St., Suite 700
Philadelphia, PA 19103

D +215.561.4200
F +215.561.1066

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
J.V.B. Financial Group, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) J.V.B. Financial Group, LLC (a Delaware Limited Liability Company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions"), (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception and (3) the Company is also filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to proprietary trading, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 and in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 26, 2021

GRANT THORNTON LLP
Two Commerce Square
2001 Market St., Suite 700
Philadelphia, PA 19103

D +215.561.4200
F +215.561.1066

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Managers
J.V.B. Financial Group, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below, and were agreed to by J.V.B. Financial Group, LLC (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7") for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers detailing total revenues from trading in debt securities, realized and unrealized gain or loss on investments, and data processing costs, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers detailing total revenues from trading in debt securities, realized and unrealized gain or loss on investments, and data processing costs supporting the adjustments, noting no differences.

Grant Thornton

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania
February 26, 2021

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/20

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

68186
J.V.B. FINANCIAL GROUP, LLC
ATTN: DOUG LISTMAN
3 COLUMBUS CIRCLE
24TH FLOOR
NEW YORK, NY 10019

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Doug Listman 215-701-9675

2. A. General Assessment (item 2e from page 2) $102,184

B. Less payment made with SIPC-6 filed (**exclude interest**) (53,042)

7/28/20
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 49,142

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $49,142

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

J.V.B. FINANCIAL GROUP, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CHIEF FINANCIAL OFFICER
(Title)

Dated the 5th day of February, 20 21.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2020
and ending 12/31/2020

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$75,172,981
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	5,518,225
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	1,532,258
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	7,050,483
2d. SIPC Net Operating Revenues	$68,122,498
2e. General Assessment @ .0015	$102,184

(to page 1, line 2.A.)